SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 4, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F X            Form 40-F
                                ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes               No X
                               ---              ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes               No X
                               ---              ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes               No X
                               ---              ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated April 2, 2003, announcing that Digital manufacturing solutions provider Delmia Corp., a Dassault Systemes company, announced that Audi AG, the luxury division of German carmaker Volkswagen AG, has selected DELMIA's Process Engineer(TM) solution for the planning of digital vehicle assemblies at its Ingolstadt and Neckarsulm plants.

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                    Audi Accelerates Digital Vehicle Assembly
                         Planning with DELMIA Solutions

Ingolstadt and Fellbach, Germany - April 2, 2003 - Digital manufacturing solutions provider Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), today announced that Audi AG, the luxury division of German carmaker Volkswagen AG, has selected DELMIA's Process Engineer(TM) solution for the planning of digital vehicle assemblies at its Ingolstadt and Neckarsulm plants.

DELMIA Process Engineer enables manufacturers to identify process risks at the conceptual product design phase. By relating product to process and manufacturing resource data, including the plant layout, Process Engineer helps users avoid planning mistakes and obtain a precise overview of the required investment costs, production space, and manpower at an early stage. This translates into design for manufacture, quality improvements, production flexibility, and reduced time to market.

"Audi required a digital factory in which each step of the production process can be fully simulated to further improve the planning of assembly processes and the quality of our cars," said Ingo Chladek, virtual assembly project manager at Audi AG. "When Audi conducted extensive benchmark testing in 2000 relative to this project, DELMIA was selected as the solution provider of choice because it offered the highest-performance software and the required process know-how to implement exactly what we needed."

"Process Engineer enables Audi to validate the feasibility of new projects quickly and accurately," said Yves Coze, vice president DELMIA Sales and Marketing EMEA. "The ability to determine process cycle times, cost estimates, and potential bottlenecks in advance with simulation gives Audi a strong competitive edge over its competitors. DELMIA takes the guess work out of manufacturing engineering."

Since the purchase of the DELMIA software, Audi vehicle assembly project teams in Ingolstadt and Neckarsulm have been introduced to a new planning methodology, followed by implementation of Process Engineer. The first phase of the methodology focused on the new approach to design, organization and content with a specific focus on adapting the software to the Audi environment. During the second phase, Audi personnel rolled out major changes to organizational procedures that the teams considered necessary in order to realize the effectiveness and productivity associated with the software's use.

The broad DELMIA base at Audi includes more than 100 Process Engineer seats across multiple departments. As part of its ongoing strategy to further link product development with process planning, and its objective of No More Physical Cars without Digital Validation, Audi intends to purchase and implement additional DELMIA products to ultimately reach complete virtual validation of all manufacturing processes, from initial concept through production. Audi is currently discussing extending the software to additional manufacturing areas, including the paint shop and DELMIA DPM Assembly for process detailing and simulation.

                                       ###


About Audi
Since January 1, 2002 the Audi brand group has comprised the Audi, SEAT and Lamborghini brands. Under the overall supervision of the Volkswagen Group, Audi manages the business of this group and is responsible for its worldwide results. Each brand within this group retain its distinctive character and maintains independent market operations. Information about Audi is available at http://www.audi-press.com.

About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.


About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.

Audi AG Media Contact:          Delmia GmbH, Germany           Delmia Corp. Media Contact:    Dassault Systemes Press
                                Press Contact:                                                Contacts:
Joachim Cordshagen              Martina Wagner                 Nancy Lesinski                 Anthony Marechal
Tel: +49 841 89 36340           + 49 711 273 00-0              French & Rogers (for           + 33 1 55 49 84 21
Fax: +49 841 89 36370           martina_wagnert@delmia.com     DELMIA Corp.)                  anthony_marechal@ds-fr.com
joachim.cordshagen@audi.de                                     +1 248 641-0044
                                                               n.lesinski@french-rogers.com


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                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          DASSAULT SYSTEMES S.A.


         Date: April 4, 2003              By:    /s/ Thibault de Tersant
                                             -----------------------------------
                                          Name:   Thibault de Tersant
                                          Title:  Chief Financial Officer,
                                                  Executive Vice President